LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2021

Filed as confidential pursuant to Rule 17a-5(d)
of the Securities and Exchange Commission

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2021__ AND ENDING __12/31/2021__
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Lenox Financial Services, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

322 Alana Drive
(No. and Street)

New Lenox   **IL**   **60451**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Douglas Ruth **815-485-5559** lenoxfin@lenoxfin.com
(Name)   (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Davila Advisory LLC
(Name – if individual, state last, first, and middle name)

10135 Manchester Rd., Ste 206 **St. Louis** **MO** **63122**
(Address)   (City)   (State) (Zip Code)

11/21/2019   **6667**
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Ruth _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lenox Financial Services, Inc. _____, as of 12/31 _____, 2021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
PATRICIA A. CONNOLLY
Notary Public - State of Illinois
My Commission Expires 11/19/2022

Signature: Douglas Ruth

Title:
President

Patricia A. Connolly
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholder of
Lenox Financial Services

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lenox Financial Services (the "Company") as of December 31, 2021, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lenox Financial Services as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedule I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedule I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Lenox Financial Services's auditor since 2021.

Davila Advisory, LLC

Saint Louis, Missouri
April 14, 2022

T : (314) 965-9775   F : (314) 476-9660   W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122



Lenox Financial Services
Douglas S. Ruth, Broker

322 Alana Drive
New Lenox, IL 60451
Telephone: 815-485-5559
708-481-1348
Fax: (815) 485-9130
E-Mail: lenoxfin@lenoxfin.com

Innovative Solutions to Achieve Financial Gain...

April 14, 2022

To Davila Advisory, LLC

This representation letter is provided in connection with your audit of the financial statements of Lenox Financial Services (the "Company"), which comprise the statement of financial condition as of December 31, 2021 and the related statements of income, changes in shareholder's equity and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information (collectively referred to as the financial statements), for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief (as of April 14, 2022), the following representations made to you during your audit.

1. We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated February 19, 2022, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information.
2. The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
3. We have provided you with:
a. Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters, including the names of all related parties and relationships and transactions with related parties.
b. Additional information that you have requested from us for the purpose of the audit.
c. Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
d. Minutes of the meeting of shareholder, directors and committees of directors or summaries of actions of recent meetings for which minutes have not yet been prepared.
e. Significant contracts, including amendments, and agreements and have communicated to you all significant oral agreements. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance. We have provided you with details of all side letter arrangements with investors whether such arrangements (written or oral) occur through or outside the Company.
f. Regulatory examination reports, supervising correspondence, and similar materials from applicable regulatory agencies (particularly communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions).

4. We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.

5. We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

6. The books and records underlying the financial statements and supplementary information have been reconciled to supporting data and properly adjusted as necessary.

7. All material transactions have been properly recorded in the accounting records and reflected in the financial statements.

8. We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

9. We have no knowledge of any fraud or suspected fraud that affects the entity and involves:

   a. Management,

   b. Employees who have significant roles in internal control, or

   c. Others where the fraud could have a material effect on the financial statements

10. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.

11. We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.

12. Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable. We have identified all accounting estimates that could be material to the financial statements, including the key factors and significant assumptions underlying those estimates, and we believe the estimates and assumptions are reasonable in the circumstances.

13. Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.

14. There are no uncorrected misstatements (including the effects of correcting or reversing prior year uncorrected misstatements), related to the Company's financial statements.

15. Guarantees, whether written or oral, under which the Company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.

16. All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.

17. All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.

18. There are no securities or investments not readily marketable owned by us or borrowed under subordination agreements.

19. The Company has assessed the impact of *FASB ASC 740, Income Taxes*, and has determined that no material liability is required to be recorded.

20. There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.

21. We are not aware of any pending or threatened litigation, claims, or assessments, or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with U.S. GAAP, and we have not consulted a lawyer concerning litigation, claims, or assessments.

22. There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.

23. There are no side agreements or other arrangements (either written or oral) that have not been disclosed to you.

24. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

25. Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.

26. We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

27. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

28. We have identified all accounting estimates that could be material to the financial statements, and we confirm the appropriateness of the methods and the consistency in their application, the accuracy and completeness of data, and the reasonableness of signficant assumptions used in developing the accounting estimates reported in the financial statements.

29. We understand and acknowledge our responsibility for the fair presentation of the supplemental information in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the supplemental information, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the supplemental information have not changed from those used in the prior period. The form and content of supplemental information complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.

30. There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2021 or through April 14, 2022.

31. There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.

32. We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:

    a. Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.

    b. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

We believe that our practices and procedures were adequate at December 31, 2021 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2021.

33. We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year ended December 31, 2021, and our assertions, contained in the Exemption Report, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

34. The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2021 and through April 14, 2022.

35. We have evaluated whether conditions or events exist, that when considered together, would raise substantial doubt about the entity's ability to continue as a going concern within the one year period after the date of this letter. As a result of performing that evaluation, we believe there are no disclosures related to going concern that are required to be included in the financial statements.

36. Net capital computations prepared by us during the period January 1, 2021 through April 14, 2022 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.

37. There were no significant deficiencies, material weaknesses, or material inadequacies at December 31, 2021 or during the period January 1, 2021 through April 14, 2022, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).

38. The Company did not owe the PCAOB any accounting support fees for the year ended December 31, 2021.

39. We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(a)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

40. Revenue from contracts with customers has been appropriately accounted for and disclosed in accordance with FASB ASC 606, Revenue from Contracts with Customers. All contracts underlying revenue recognized in the financial statements have commercial substance and have been approved by appropriate parties. We have considered side arrangements, implied promises, and unstated customary business practices in identifying performance obligations in the contracts. We have sufficient and appropriate documentation supporting all estimates and judgments underlying the amounts recorded and disclosed in the financial statements.

41. We have implemented FASB ASU 2016-02 Leases (Topic 842) during the audit period. We have implemented the new accounting standard in accordance with the transition guidance prescribed in the standard. Based on that guidance, we have determined no right of use asset or lease liability should be recorded.

42. No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Sincerely,

Douglas Ruth

Douglas Ruth
President

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2021

A S S E T S

CURRENT ASSETS

Cash	$	60,816
Due From Broker		10,454
Securities Owned, at Fair Value		107,738
Accounts Receivable		13,000
Payroll Taxes Receivable		5,700
TOTAL ASSETS	$	197,708

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts Payable	$	11,583
Total Current Liabilities	$	11,583

SHAREHOLDER'S EQUITY

Capital Stock - Common; No Par Value; 1,000 Shares Authorized, Issued and Outstanding	$	100	
Additional Paid-In Capital		60,726	
Retained Earnings		125,299	
Total Shareholder's Equity		$	186,125
TOTAL LIABILITES AND SHAREHOLDER'S EQUITY		$	197,708

See the notes to the financial statements.

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

INCOME

Mutual Fund Income	42,899	
Commission Income	39,652	
Annuity Income	61,052	
Other Income	6,625	
Management Fee	80,000	
Unrealized Gain (Loss) on Investments	(35,878)	
Total Income		$ 194,350

EXPENSES

Salaries	$ 69,424	
Commissions	57,678	
Clearing Charges	35,561	
Professional Fees	9,500	
Payroll Taxes	5,561	
Rent	11,000	
Pension Plan Expense	2,083	
Telephone and Office Expense	4,889	
Total Expenses		195,696

NET LOSS FOR THE YEAR $ (1,346)

See the notes to the financial statements.

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	CAPITAL STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance - January 1, 2021	$ 100	$ 55,126	$ 184,503	$ 239,729
Contributions		$ 5,600		$ 5,600
Distributions			$ (57,858)	$ (57,858)
Net Loss for the Year	-	-	(1,346)	(1,346)
Balance - December 31, 2021	$ 100	$ 60,726	$ 125,299	$ 186,125

See the notes to the financial statements.

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss From Operations		$ (1,346)
ADJUSTMENTS TO RECONCILE NET INCOME TO		
CASH PROVIDED BY OPERATING ACTIVITIES		
Depreciation	-	
Unrealized Gain (Loss) on Investments	35,878	
NET CHANGES IN:		
Prepaid Expenses	(5,700)	
Accounts Payable	9,291	
Payroll Taxes Payable	(2,380)	
Due From Broker	-	
Total Adjustments and Net Changes		37,089
Net Cash Provided By Operating Activities		$ 35,743
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions	5,600	
Distributions	(57,858)	
Net Cash Used By Financing Activities		(52,258)
NET DECREASE IN CASH		$ (16,515)
CASH - BEGINNING OF YEAR		77,331
CASH - END OF YEAR		$ 60,816
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Income Tax Payments		$ -
Interest Payments		$ -

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Lenox Financial Services, Inc. (the Company) was incorporated in the state of Illinois on March 28, 1994. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as an introduction broker and as a fully disclosed broker dealer.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Effective October 1, 2018. The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation. The Company applied the modified retrospective method for adoption which did not result in a cumulative adjustment to retained earnings as of December 31, 2021. Income is derived from the commissions, brokerage fees and management fees charged.

Income is recognized when fees are charged in compliance with GAAP when all performance obligations have been satisfied. In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Operations. No further disaggregation is warranted at December 31, 2021.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at fair market value.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes

Effective January 1, 2003 the Company has elected to be taxed as an S Corporation, therefore its income flows through to its stockholder's tax returns. As a result, no federal income tax provision is made by the Company. The Company is liable, however, for the Illinois replacement tax of 1.5% of net prescribed income. As of December 31, 2021, the Company's tax returns for the years 2018 through 2020 are subject to review by its taxing jurisdictions.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Employees' Pension Plan

The Company provides a Simplified Employee Pension Plan to its employees who are not under a collective bargaining agreement or certain contract, have performed services for the Company for at least one year, attained the age of 21, and had total annual compensation in excess of $400. Contributions are based upon each eligible employee's compensation, excluding compensatory leave. The Company contributions are calculated as an amount that can be deducted for federal tax purposes; the Company contribution for 2021 was $2,083. The Pension Plan is administered by an outside financial institution.

NOTE 3 – MARKETABLE SECURITIES AND FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principle market for the asset or liability or, in the absence of principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 3 – MARKETABLE SECURITIES AND FAIR VALUE MEASEUREMENT - CONTINUED

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to assess.

- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's financial assets that are reported at fair value in the accompanying statement of financial condition as of December 31, 2021 are as follows:

	Level 1	Level 2	Level 3	Total
Securities	$ 17,149	$ 90,589	$ -	$ 107,738
Total assets at fair value	$ 17,149	$ 90,589	$ -	$ 107,738

NOTE 4 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded futures, forwards and options. These derivative transactions are entered into to conduct trading activities, and manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions. The Company traded no derivatives during the year ended December 31, 2021.

In addition, the Company can sell securities that it does not currently own and would therefore, be obligated to purchase such securities at a future date. The Company would record these obligations in the financial statements at fair value of the related securities and would incur a loss if the fair value of the securities subsequently increased. The Company sold no securities that it did not own during the year ended December 31, 2021.

NOTE 5 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company shares office space and expenses with two affiliated companies. The Company's stockholder is the principal of both affiliated companies. During 2021, the Company paid the affiliated companies $15,400 for shared expenses. During 2021, the Company was paid $80,000 by the affiliated companies for services performed. Each of the related party transactions was conducted as arm's length transactions. At December 31, 2021, the Company had no outstanding accounts receivable from, or accounts payable due to these affiliated companies.

NOTE 7 – CONTINGENCIES

The Company's management has evaluated the effects of its adoption of FASB ASC 740, *Income Taxes*, to the Company as of December 31, 2021, and has determined that no provisions for income tax is required in the financial statements. Uncertain tax positions are evaluated in accordance with FASB ASC 450, *Accounting for Contingencies*, which requires the Company to record a liability for an estimated contingent loss if the information available indicates that it is probable that there is a tax liability incurred at the date of the financial statements, and the amount of the tax liability can reasonably be estimated. No income tax liability for uncertain tax positions has been recognized in the accompanying financial statements.

Note 8 – SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC 855, *Subsequent Events*, management has evaluated subsequent events through April 13, 2022, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustments to, or disclosures in, the Company's financial statements.

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2021

TOTAL SHAREHOLDER'S EQUITY		$ 186,125
LESS - NONALLOWABLE ASSETS		
Other	(5,700)	
Total Non-Allowable Assets		(5,700)
NET EQUITY BEFORE HAIRCUTS		$ 180,425
HAIRCUTS ON SECURITIES		
Securities	$ (8,684)	
Total Haircuts on Securities		(8,684)
NET CAPITAL		$ 171,741
MINIMUM NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL		$ 166,741
NET CAPITAL LESS 120% OF NET CAPITAL REQUIREMENT		$ 165,741

There are no material differences between the computations above and the
Company's corresponding unaudited FOCUS Report Part IIA filing.

See Independent Registered Auditor's Report

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION - CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 2020

COMPUTATION OF AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS

Items included in the Statement of Financial Condition:

Accounts Payable	$ 11,583	
TOTAL AGGREGATE INDEBTEDNESS		$ 11,583
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		3.43%

There are no material differences between the computations above and the
Compnay's corresponding unaudited FOCUS Report Part IIA filing.

See Independent Registered Auditor's Report

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
AND
INFORMATION FOR POSSESSION OR CONTROL REQUIRMENTS
UNDER RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2021

The Company does not carry customer accounts as defined by rule
15c3-3 of the Securities Exchange Act of 1934. Therefore,
the Company is exempt from the provisions of that rule.

See Independent Registered Auditor's Report.



DAVILA ADVISORY LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholder of
Lenox Financial Services

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Lenox Financial Services identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Lenox Financial Services claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Lenox Financial Services stated that Lenox Financial Services met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2021 without exception. Lenox Financial Services's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lenox Financial Services's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Davila Advisory, LLC

Saint Louis, Missouri
April 14, 2022

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122



Lenox Financial Services
Douglas S. Ruth, Broker

322 Alana Drive
New Lenox, IL 60451
Telephone: 815-485-5559
708-481-1348
Fax: (815) 485-9130
E-Mail: lenoxfin@aol.com

Innovative Solutions to Achieve Financial Gain...

Exemption Report

The following statements are made to the best knowledge and belief of Douglas Ruth as President for Lenox Financial Services, Inc.

I, Douglas Ruth, as the President for Lenox Financial Services, Inc., (the Company) am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k)(ii) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) I identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) the Company met the identified exemption provisions throughout the most recent fiscal year December 31, 2021 without exception.

Douglas Ruth
Douglas Ruth

April 13, 2022